NATIONAL INSTRUMENT 51-101
DISCLOSURE FOR OIL & GAS ACTIVITIES

ISSUER DETAILS

NAME OF ISSUER:	AUSTRAL PACIFIC ENERGY LTD.

ISSUER ADDRESS:	LEVEL 3, 40 JOHNSTON STREET WELLINGTON NEW ZEALAND

ISSUER TELEPHONE NUMBER:	(644) 495 0888

ISSUER FACSIMILE NUMBER:	(644) 495 0889

CONTACT NAME AND POSITION:	RICHARD WEBBER, CEO

CONTACT TELEPHONE NUMBER:	(644) 495 0888

CONTACT EMAIL ADDRESS:	rickw@austral-pacific.com

WEB SITE ADDRESS:	www.austral-pacific.com

FOR THE PERIOD ENDED:	December 31, 2006

DATE OF FILING:	March 30, 2007

FORM 51-101F1 –

STATEMENT OF RESERVES DATA
AND OTHER OIL AND GAS INFORMATION

PART 1. Date of Statement

The effective date of the information being provided in this statement is for the year ended December 31, 2006. The preparation date of the information being provided in this statement is March 27, 2007.

For a glossary of terminology and definitions relating to the information included within this statement (including the aforementioned dates), readers are referred to National Instrument 51-101 (“NI 51-101”).

All dollar figures are United States Dollars.

PART 2. Disclosure of Reserves Data

The following is a summary of the oil and natural gas reserves and net present values of future net revenue of Austral Pacific Energy Ltd. and its subsidiaries (the “Company”) as evaluated by Sproule International Limited (“Sproule”), an independent qualified reserves evaluator appointed by the Company pursuant to NI 51-101. The Company has one property with reserves, situated onshore New Zealand, and this property was independently evaluated by Sproule. Readers should note that the totals in the following tables may not add due to rounding.

The estimated future net revenue figures contained in the following tables do not necessarily represent the fair market value of the Company’s reserves. There is no assurance that the forecast price and cost assumptions contained in the Sproule report will be attained and variances could be material. Other assumptions relating to costs and other matters are included in the Sproule report. The recovery and reserves estimates attributed to the Company’s property described herein are estimates only. The actual reserves attributed to the Company’s property may be greater or less than those calculated.

Table 1

Table 1
Nl 51-101
Summary of Oil and Gas Reserves
as of Dec 31, 2006
Forecast Prices and Costs

Reserves

	Light and Medium Oil		Heavy Oil		Natural Gas (non-associated & associated)		Coalbed Methane		Natural Gas Liquids

Reserve Category	Gross (Mbbl)	Net (Mbbl)	Gross (Mbbl)	Net (Mbbl)	Gross (MMcf)	Net (MMcf)	Gross (MMcf)	Net (MMcf)	Gross (Mbbl)	Net (Mbbl)

Proved
Developed Producing	0	0	0	0	0	0	0	0	0	0
Developed Non-Producing	0	0	0	0	0	0	0	0	0	0
Undeveloped	1,037	902	0	0	629	547	0	0	0	0
Total Proved	1,037	902	0	0	629	547	0	0	0	0
Probable	785	667	0	0	597	510	0	0	0	0
Total Proved Plus Probable	1,823	1,570	0	0	1,225	1,057	0	0	0	0
Possible	717	602	0	0	656	554	0	0	0	0
Total Proved Plus Probable Plus Possible	2,539	2,172	0	0	1,881	1,612	0	0	0	0

Table 2

Table 2
Nl 51-101
Summary of Net Present Values of
Future Net Revenue
as of Dec 31, 2006
Forecast Prices and Costs

	Net Present Values of Future Net Revenue
	Before Income Taxes Discounted at (%/Year)					After Income Taxes Discounted at (%/Year)
Reserves Category	0 ( M$US )	5 (M$US)	10 (M$US)	15 (M$US)	20 (M$US)	0 (M$US)	5 (M$US)	10 (M$US)	15 (M$US)	20 (M$US)
Proved
Developed Producing	0	0	0	0	0	0	0	0	0	0
Developed Non-Producing	0	0	0	0	0	0	0	0	0	0
Undeveloped	27,769	23,927	20,732	18,055	15,792	27,769	23,927	20.732	18,055	15,792
Total Proved	27,769	23,927	20,732	18,055	15,792	27,769	23,927	20,732	18,055	15,792
Probable	27,358	22,069	18,122	15,119	12,794	27,358	22,069	18,112	15,119	12,794
Total Proved Plus Probable	55,127	45,996	38,854	33,174	28,586	55,127	45,996	36,854	33,174	28,586
Possible	27,530	19,737	14,690	11,304	8,954	27,530	19,737	14,690	11,304	8,954
Total Proved Plus Probable Plus Possible	82,656	65,733	53,544	44,479	37,540	82,656	65,733	53,544	44,479	37,540

Reference Item 2.2(2) of Form 51-101F1

Notes:

•	NPV of FNR include all resource income:

o	Sale of oil, gas, by-product reserves

o	Processing third party reserves

o	Other income

o	Numbers may not add due to rounding

•	Income Taxes

o	Includes all resource income

o	Apply appropriate income tax calculations

o	Include prior tax pools

Table 3

Table 3
Nl 51-101
Total Future Net Revenue
Undiscounted
as of Dec 31, 2006
Forecast Prices and Costs

Reserves Category	Revenue (M$US)	Royalties (M$US)	Operating Costs (M$US)	Development Costs (M$US)	Well Abandonment / Other Costs (M$US)	Future Net Revenue Before Income Taxes (M$US)	Income Taxes (M$US)	Future Net Revenue After Income Taxes (M$US)

Proved	62,905	8,027	10,398	15,262	1,450	27,769	0	27,769
Proved Plus Probable	109,113	14,853	19,264	17,937	1,932	55,127	0	55,127
Proved Plus Probable Plus Possible	152,330	21,599	28,036	17,937	2,101	32,656	0	82,656

Reference Item 2.2(3)(b) of Form 51-101F1

•	Numbers may not add due to rounding

Table 4

Table 4
Nl 51-101
Net Present Value of Future Net Revenue
by Production Group
as of Dec 31, 2006
Forecast Prices and Costs

Reserves Category	Production Group	Future Net Revenue Before Income Taxes (Discounted at 10%/Year) (M$US)
Proved	Light and Medium Crude Oil (including solution gas and associated by-products)	20,732
	Heavy Oil (including solution gas and associated by-products)	0
	Natural Gas (including associated by-products)	0
	Coalbed Methane (including associated by-products)	0
Proved Plus Probable	Light and Medium Crude Oil (including solution gas and associated by-products)	38,854
	Heavy Oil (including solution gas and associated by-products)	0
	Natural Gas (including associated by-products)	0
	Coalbed Methane (including associated by-products)	0
Proved Plus Probable Plus	Light and Medium Crude Oil (including solution gas and associated by-products)	53,544
Possible	Heavy Oil (including solution gas and associated by-products)	0
	Natural Gas (including associated by-products)	0
	Coalbed Methane (including associated by-products)	0

Reference Item 2.1(3)(c) of Form 51-101F1

Table 6

Table 6
Nl 51-101
Summary of Oil and Gas Reserves
as of Dec 31, 2006
Constant Prices and Costs

Reserves

	Light and Medium Oil		Heavy Oil		Natural Gas (non-associated & associated)		Coalbed Methane		Natural Gas Liquids
Reserve Category	Gross (Mbbl)	Net (Mbbl)	Gross (Mbbl)	Net (Mbbl)	Gross (MMcf)	Net (MMcf)	Gross (MMcf)	Net (MMcf)	Gross (Mbbl)	Net (Mbbl)
Proved
Developed Producing	0	0	0	0	0	0	0	0	0	0
Developed Non-Producing	0	0	0	0	0	0	0	0	0	0
Undeveloped	1,037	897	0	0	629	543	0	0	0	0
Total Proved	1,037	897	0	0	629	543	0	0	0	0
Probable	785	662	0	0	597	506	0	0	0	0
Total Proved Plus Probable	1,823	1,559	0	0	1,225	1,048	0	0	0	0
Passible	717	597	0	0	656	549	0	0	0	0
Total Proved Plus Probable Plus Possible	2,539	2,156	0	0	1,881	1,597	0	0	0	0

Reference: Item 2.2(1) of Form 51-101F1

Table 7

Table 7
Nl 51-101
Summary of Net Present Values of
Future Net Revenue
as of Dec 31, 2006
Constant Prices and Costs

	Net Present Values of Future Net Revenue
	Before Income Taxes Discounted at (%/Year)					After Income Taxes Discounted at (%/Year)
Reserves Category	0 (M$US)	5 (M$US)	10 (M$US)	15 (M$US)	20 (M$US)	0 (M$US)	5 (M$US)	10 (M$US)	15 (M$US)	20 (M$US)
Proved
Developed Producing	0	0	0	0	0	0	0	0	0	0
Developed Non-Producing	0	0	0	0	0	0	0	0	0	0
Undeveloped	27,144	22,973	19,574	16,773	14,440	27,144	22,973	19,574	16,773	14:440
Total Proved	27,144	22,973	19,574	16,773	14,440	27,144	22,973	19,574	16,773	14,440
Probable	23,956	22,981	18,614	15,348	12,851	28,956	22,981	18,614	15,348	12,851
Total Proved Plus Probable	56,099	45,954	38,188	32,121	27,291	56,099	45,954	38,188	32,121	27,291
Possible	29,098	20,642	15,257	11,680	9,213	29,098	20,642	15,257	11,680	9,213
Total Proved Plus Probable Plus Possible	85,197	66,596	53,445	43,801	36,503	85,197	66,596	53,445	43,801	36,503

Reference Item 2.2(2) of Form 51-101F1

Notes:

•	NPV of FNR include all resource income:

o	Sale of oil, gas, by-product reserves

o	Processing third party reserves

o	Other income

o	Numbers may not add due to rounding

•	Income Taxes

o	Includes all resource income

o	Apply appropriate income tax calculations

o	Include prior tax pools

Table 8

Table 8
Nl 51-101
Total Future Net Revenue
Undiscounted
as of Dec 31, 2006
Constant Prices and Costs

Reserves Category	Revenue (M$US)	Royalties (M$US)	Operating Costs (M$US)	Development Costs (M$US)	Well Abandonment / Other Costs (M$US)	Future Net Revenue Before Income Taxes (M$US)	Income Taxes (M$US)	Future Net Revenue After Income Taxes (M$US)

Proved	60,943	8,147	9,224	15,262	1,168	27,144	0	27,144
Proved Plus Probable	107,425	15,421	16,508	17,937	1,460	56,099	0	56,099
Proved Plus Probable Plus Possible	150,146	22,538	23,015	17,937	1,460	85,197	0	85,197

Reference Item 2.2(3)(b) of Form 51-101F1

Table 9

Table 9
Nl 51-101
Net Present Value of Future Net Revenue
by Production Group
as of Dec 31, 2006
Constant Prices and Costs

Reserves Category	Production Group	Future Net Revenue Before Income Taxes (Discounted at 10%/Year) (M$US)
Proved	Light and Medium Crude Oil (including solution gas and associated by-products)	19,574
	Heavy Oil (including solution gas and associated by-products)	0
	Natural Gas (including associated by-products)	0
	Coalbed Methane {including associated by-products)	0
Proved Plus Probable	Light and Medium Crude Oil (including solution gas and associated by-products)	38,188
	Heavy Oil (including solution gas and associated by-products)	0
	Natural Gas (including associated by-products)	0
	Coalbed Methane (including associated by-products)	0
Proved Plus Probable Plus	Light and Medium Crude Oil (including solution gas and associated by-products)	53,445
Possible	Heavy Oil (including solution gas and associated by-products)	0
	Natural Gas (including associated by-products)	0
	Coalbed Methane (including associated by-products)	0

Reference Item 2.1(3)(c) of Form 51-101F1

PART 3. Pricing Assumptions

Forecast benchmark reference price and inflation rate assumptions are summarised in Table 5. Constant benchmark reference product price assumptions reflected in the reserves data are summarised in Table 10. These forecast and constant assumptions were provided in the Sproule report.

Note. The Sproule report references WTI (Cushing prices). The benchmark for the sale of New Zealand crude oil is commonly TAPIS. The graph below charts TAPIS against WTI for 2006 and 2007 to date. WTI can be seen as a good proxy for TAPIS.

Table 5

Table 5
NI 51-101
Summary of Pricing and
Inflation Rates Assumptions
as of December 31, 2006

Forecast Prices and Costs

Year	WTI Cushing Oklahoma ($US/bbl)	Cheal Natural Gas ($US/Mcf)	Inflation Rate[1] (%/Yr)
Historical
2000	30.30		1.5
2001	25.94		2.0
2002	26.09		2.7
2003	31.14		2.5
2004	41.42		1.3
2005	56.46		1.6
2006	66.09		2.0
Forecast
2007	61.73	2.81	2.0
2008	64.82	2.87	2.0
2009	58.42	2.92	2.0
2010	54.37	2.98	2.0
2011	51.20	3.04	2.0
2012	52.31	3.10	2.0
2013	53.43	3.16	2.0
2014	54.58	3.23	2.0
2015	55.75	3.29	2.0
2016	56.95	3.36	2.0
2017	56.17	3.43	2.0
Escalation rate of 2.0% thereafter

(1) Inflation rates for forecasting prices and costs.

Table 10

Table 10
Nl 51-101
Summary of Pricing Assumptions
as of December 31, 2006
Constant Prices and Costs

	Oil	Natural Gas
Year	WTI Gushing Oklahoma ($US/bbl)	Cheal ($US/Mcf)
Historical
Dec. 31, 2000	26.83
Dec. 31, 2001	19.78
Dec. 31, 2002	31.23
Dec. 31, 2003	32.56
Dec. 31, 2004	44.04
Dec. 31, 2005	61.04	2.90
Forecast
Dec. 31, 2006	61.05	2.81

Notes:

This summary table identifies benchmark reference oil pricing schedules that might apply to a reporting issuer. Product sale prices will reflect these reference prices with further adjustments for quality and transportation to point of sale.

For the financial year ended December 31, 2006 the Company’s weighted average price received for oil was $62.28.

PART 4. Reserves Reconciliation

4.1 Reserves Reconciliation

1.	Net Proved Reserves: 902 Mbbl oil and 547 MMcf gas.

Net Probable Reserves: 667 Mbbl oil and 510 MMcf gas.

Net Proved plus Probable Reserves 1,569 Mbbl oil and 1,057 MMcf gas.

2(a) All changes are for reserves in the Cheal Oil Field. The Cheal Oil Field is located in New Zealand.

2(b)

	31 December 2005	31 December 2006	Change
Net proven oil	447 Mbbl	902 Mbbl	+455 Mbbl
Net probable oil	488 Mbbl	667 Mbbl	+179 Mbbl
Net proven plus probable oil	935 Mbbl	1,569 Mbbl	+634 Mbbl
Net proven gas	327 MMcf	547 MMcf	+220 MMcf
Net probable gas	415 MMcf	510 MMcf	+95 MMcf
Net proven plus probable gas	742 MMcf	1,057 MMcf	+315 MMcf

2(c)

The changes to the reserves estimates can be attributed to:

(i) Discoveries.	Four additional wells were drilled in the Cheal Oil Field. Cheal-B1, B2, B3 and B4.

(ii) Acquisitions	In December 2006 the Company acquired all the shares of Arrowhead Energy Limited. The acquisition of Arrowhead Energy Limited increased the Company’s interest in the Cheal Oil Field from 36.50 percent to 69.50 percent.

(iii) Production	A total of 28,352 bbls of oil (100 percent) was produced in 2006.

4.2 Future Net Revenue Reconciliation

1.	Future net revenue attributed to net proved reserves is 19.5 million (Light and medium crude):

2(a) All changes are for revenues from the Cheal Oil Field. The Cheal Oil Field is located in New Zealand

2(b)

	31 December 2005	31 December 2006	Change
Future net revenue (light to medium oil)	$10.9 million	$19.6 million	+$	8.7 million

2(c)

The changes to the net revenue can be attributed to the acquisition of all of the shares of Arrowhead Energy Limited. The acquisition of the Arrowhead Energy Limited increased the Company’s interest in the Cheal Oil Field from 36.50 percent to 69.50 percent.

PART 5. Additional Information Relating To Reserves Data

5.1 Undeveloped reserves:

All the Company’s reserves are undeveloped and are located in the Cheal Oil Field.

1(a)	Proven net undeveloped reserves of 286 Mbbls oil were first attributed to the Company on 30 April 2005.

1(b)	The proven net undeveloped reserves were attributed on the basis of a report by Sproule International Limited. Sproule is an independent consultancy engaged by the Company to evaluate the oil and gas reserves of the Company’s interest.

2(a)	Probable net reserves of 494 Mbbls oil were first attributed to the Company on 30 April 2005.

2(b)	The probable net reserves were attributed on the basis of a report by Sproule International Limited. Sproule is an independent consultancy engaged by the Company to evaluate the oil and gas reserves of the Company’s interest.

5.2 Significant Factors or Uncertainties

Aside from the potential impact of material fluctuations in commodity prices, other significant factors or uncertainties that may affect the Company’s reserves or the future net revenue associated with such reserves include:

-	material changes to existing taxation or royalty rates and/or regulations

-	the United States:New Zealand currency exchange rate

-	the timing of completion and level of success of the Cheal Oil Field development

-	ability to obtain storage and sales contracts for crude oil.

5.3 Future Development Costs

The total CAPEX budget for the Cheal Oil Field development is $27.4 million (100 percent). Additional production wells, a waterflood programme and fracture stimulation is anticipated after the field reaches full production in September 2007. At the time of writing there is no Joint Venture approval for these activities or budgets.

The Company is funding its share of the CAPEX for the Cheal Oil Field development by a combination of:

a private placement of 5 million common shares in 4Q 2006; and

a $23 million loan facility secured in 4Q 2006.

Development costs beyond the commissioning of the Cheal Oil Field will be funded by production revenues and fund raising activities scheduled for 2007.

PART 6. Other Oil and Gas Information

6.1 Oil and Gas Properties and Wells

The Cheal Field is the only property that the Company holds with attributed reserves. The Cheal Oil Field is located onshore New Zealand.

Extended production testing of the Cheal wells using temporary test production facilities re-commenced on July 25, 2006. During 2006, a total of 28,352 barrels of oil (100%) was produced. The oil was transported to the Waihapa Production Station where it was sold to Swift Energy. Gas produced in association with crude oil production was used to generate electricity for on-site use or export into the electricity grid.

The development of the Cheal Oil Field was approved by the Joint Venture participants in Q3 2006.

The development plan includes the construction of production facilities having an initial capacity of 2,000 barrels of oil per day and 3 million cubic feet of gas per day located at the Cheal A site, receiving, processing and handling raw production from up to 9 development wells located at both the existing Cheal A site and from a second site, Cheal B, located a kilometre to the north. Engineering optimisation and design of the facilities allow capacity to be increased in the future should this be required.

Petroleum Mining Permit (PMP 38156) covering the Cheal Oil Field was granted on July 26, 2006 for an initial term of 10 years. There is a right to extend the term of the mining permit following delineation of further reserves.

Construction of the Cheal production facilities commenced in 4Q 2006.

Development of the northern portion of the field from the Cheal B site commenced with the drilling of four wells in 2006, three of which were completed as producers in early 2007. The fourth well, Cheal B4, was an exploration well targeting Moki, Mt Messenger and Urenui sandstones to the north west of the field’s bounding fault. The well confirmed the presence of hydrocarbon charge outside the currently recognised limits of the field at the two upper levels, increasing confidence in the resource potential of the north western extension of the Cheal Oil Field.

Construction of the Cheal production facilities is scheduled for completion in 2Q 2007. Negotiation of the commercial arrangements for the transportation, processing and sale of both crude oil and gas production are underway. Full production of approximately 1,900 barrels per day (100%) is expected to be achieved in Q3 2007.

The total cost of Cheal Oil Field development is $27.4 million.

Listed below is a summary of the wells drilled in the Cheal Oil Field.

Cheal Wells (Austral Pacific 69.5 percent)
Cheal-1	Shut in- producer
Cheal-2	Plugged and abandoned
Cheal-A3X	Shut in - producer
Cheal-A4	Shut in - producer
Cheal-B1	Shut in - producer
Cheal-B2	Shut in - producer
Cheal-B3	Shut in - producer
Cheal-B4	Suspended

6.2 Properties with No Attributed Reserves

Kahili. Onshore, Taranaki, New Zealand (1,480 acres gross, 1,258 acres net)

Production from the Kahili Field, located in PMP 38153, has been suspended since November 2004. The Kahili Field contains considerable up dip potential and is to be tested by the drilling of a new well, Kahili-2, in 3Q 2007.

The Company increased its interest in the Kahili field in Q1 2006 by purchasing 15% from Tap New Zealand and in Q4 2006 a further 25% was acquired through the share purchase of Arrowhead Energy Limited, leading to a total holding of 85% by year end.

Cardiff. Onshore, Taranaki, New Zealand (7,481 acres gross, 3,742 acres net)

A series of flow and pressure build-up tests on the McKee sandstone formation in the Cardiff-2A well conducted in the 2Q 2006 indicated an improvement in well productivity. This was reflected in flow rates which have at times exceeded 3 mmcfd gas and 100 barrels per day of light oil and condensate.

On the basis that commerciality had been demonstrated from the test of the McKee zone, the grant of PMP 38156 also included the Cardiff field.

The next step is to secure a definitive test of the K3E reservoir interval. In preparation for this, the Joint Venture participants have requested specialist fracture technology advice which, combined with the results of the in-house reservoir simulation studies, will enable the Joint Venture to determine the optimum testing programme for the K3E interval.

There has been no change in the Company’s interest in the Cardiff discovery since the last reporting period.

Stanley. Onshore, Papua New Guinea (83,980 acres gross, 24,352 acres net)

Plans to commercialise the Stanley gas resource located in Petroleum Retention Lease (“PRL”) 4 in Papua New Guinea are being pursued.

The Stanley-1 well was drilled in 2001. The interpretation of the wireline logs indicated a gas column of 10 metres in the Toro sandstone formation between 3125 metres and 3135 metres. The well was suspended without being flow-tested, given the absence of a readily identifiable market for the gas at that time. The resource was then estimated at 88 billion cubic feet of gas and 2.2 million barrels of condensate.

The PRL 4 Joint Venture is currently assessing the technical and commercial viability of producing and selling Stanley gas for power generation in the Western Province of Papua New Guinea. The principal customer for the power would be the Ok Tedi copper mine, located some 90 kilometres from the Stanley gas field.

PRL 4 is the subject of an application for an extension of term. The application is still under consideration by officials pending a recommendation to the Minister of Petroleum and Energy.

Douglas. Onshore, Papua New Guinea (718,770 acres gross, 251,570 acres net)

The Douglas-1 exploration well was drilled in PPL 235 in 2Q 2006. The well tested a large, seismically defined structure in the foreland area of the proven productive Papuan Basin. The well reached a total depth of 1978 metres (6340 feet). Wireline logs indicated that the well intersected two gas bearing columns, the first in the Alene sand and the second in the Toro sand. The results obtained from the drilling record, wireline logs and in particular from the Multi Formation Tester, indicate that there are two reservoirs of sweet gas with good deliverability and likely moderate condensate content.

The Douglas discovery is interpreted as a significant gas resource of potentially several hundred billion cubic feet contained in a large structure with a maximum area of over 40 square kilometres. The discovery is also expected to serve to lower the exploration risk for other identified prospects and leads in the licence.

In the second half of 2006 Upstream Petroleum was engaged to undertake a pre-feasibility study designed to evaluate the options for commercialising the Douglas gas discovery.

The results of the study were received and reviewed in December 2006. The study discusses a range of technologies for commercialising the Douglas gas discovery and identifies several potentially economically viable options. Two of these options, a major longer term market and another smaller scale but more immediate commercialisation opportunity, are now being actively pursued.

The Company operated PPL 235 during the drilling of the Douglas well and subsequently transferred operatorship to its Joint Venture participant, Rift Oil plc (65% interest), in Q3 2006, pursuant to the original farm-in agreement with Rift.

Summary of Development Wells

Well	Status	Interest	Oil/Gas	Location
Kahili-1B	Suspended	85.00 percent	Gas/condensate	New Zealand
Cardiff-2A	Suspended	25.10 percent	Gas/condensate	New Zealand
Stanley-1	Plugged and suspended	28.92 percent	Gas/condensate	Papua New Guinea
Douglas-1	Suspended	35.00 percent	Gas/condensate	Papua New Guinea

6.3 Forward Contracts

The Company is party to three gas contracts, which may preclude full realisation, and may protect from the full effect, of future market prices:

(a)	On 2 April 2003 the Company entered into a gas prepayment agreement with a New Zealand company, whereby the issuer provided NZ$2 million ($1.438 million) to fund the Company’s ongoing exploration programmes. This money was advanced on 3 April 2003 with the Company to deliver NZ$2 million ($1.438 million) of gas to the issuer, under contracts to be negotiated at the then prevailing market rate.

(b)	On 4 February 2004, Arrowhead Energy Limited, a company acquired by the Company on 22 December 2006, entered into a gas prepayment agreement with a New Zealand company, whereby the issuer provided NZ$2.5 million ($1.7 million) to fund Arrowhead’s development programmes. Arrowhead is obliged to deliver NZ$2.5 million ($1.7 million) of gas to the issuer under two gas sales agreements.

(c)	a gas supply agreement for all gas available for sale from the deep formations of PEP38738. The agreement requires notice to be given when gas becomes available for sale and the estimated quantities available. Genesis Power Limited must give notice within a certain time period of the amount (if any) it wishes to purchase, and the nominated purchase period. The price is specified as a base price (as at 31 March 2004) plus price index adjustments. Any gas not accepted by Genesis Power Limited is available for sale to third parties.

In addition the Company has entered into a series of put options and forward sales agreements for the future sale of crude oil produced from the Cheal Oil Field.

6.4 Additional Information Concerning Abandonment and Reclamation Costs

The Company’s abandonment and reclamation costs are ascertained by estimating the costs using current techniques to fulfil the current obligations in regard to wells that are under appraisal or pending development.

At December 31, 2006, the Company was party to joint ventures that have an obligation to “plug and abandon” a total of 10 wells at the end of their useful life. The present value of these obligations have been projected based on an estimated future liability of $2.28 million discounted using credit adjusted risk-free rates of 8.05-9.02 percent. The costs are expected to be incurred between 2007 – 2020.

6.5 Tax Horizon

The Company currently does not see income taxes becoming payable in the foreseeable future.

6.6 Costs Incurred

In the year ending 31 December 2006, the Company had expenditure of $25.7 million on oil and gas properties.

A total of $19.6 million was spent on the Cheal Oil Field development. Of the total Cheal expenditure, $14.3 million can be attributed to the 33 percent of Cheal owned by Arrowhead Energy Limited when the Company acquired the shares of Arrowhead Energy Limited. The remaining spend on Cheal primarily reflects the commencement of construction of the production facilities and development drilling.

A total of $2.9 million was spent in Papua New Guinea relating to activities associated with the Douglas discovery.

A further $3.2 million was spent on exploration and appraisal activities undertaken on New Zealand properties.

6.7 Exploration and Development Activities

In total the Company holds net interests equivalent to approximately 0.58 million acres of exploration permits in New Zealand (gross 0.60 million acres) and 0.8 million acres of prospecting and retention licences in Papua New Guinea (gross 2.0 million acres).

All properties are subject to work programme requirements, under which the Company and its joint venture participants commit to a certain programme of work in the relevant permit area, each commitment usually being over one year, with an election to commit to further activity or to surrender the permit at that time.

New Zealand

The Company participated in the Heaphy-1 exploration well in onshore Taranaki, New Zealand during 1Q 2006. The well was drilled to a depth of 1,450m (4,760 feet) and encountered good reservoir quality sandstones at the predicted target levels. However, due to the absence of any significant hydrocarbon indications, the decision was made to plug and abandon the well.

A 3D seismic survey was conducted over the Cheal and Cardiff discoveries. The results of the survey are being used to determine bottom hole locations for the Cheal development wells and will be used to optimize the drilling and testing of the Cardiff discovery.

An extended production test was undertaken on the Cardiff-2A well.

A 483 kilometre 2D seismic survey was undertaken in PEP 38258 in 2Q 2006. The data has been processed and interpreted. The survey data coupled with the results of the unsuccessful Cutter-1 exploration well drilled in an adjacent permit downgraded the prospectivity of the permit. The Company surrendered PEP 38258 in early 2007.

Papua New Guinea

A 2D seismic survey was undertaken in PPL 235 as a follow up to the drilling of the Douglas well. The data confirmed drilling locations on the northern sector of the Douglas Gas Field and has also identified the nearby Puk Puk prospect as being a valid exploration drilling target. Further specialised seismic processing is now being conducted to identify if the data can be used to predict the presence of hydrocarbons in reservoirs other than the Douglas and Puk Puk prospects.

A new licence, PPL 261, adjacent to the PPL 235 area, was awarded in late 2006. The Company holds a 50 percent interest in PPL 261. Rift holds the remaining 50 percent.

6.8 Production Estimates

Estimated production volumes derived from the first year (2007) of the cash flow forecasts (constant price case) prepared in conjunction with the Company’s reserves data (and included in the Sproule report) are as follows: Figures quoted are proved and probable reserves and are net to the Company.

New Zealand: Cheal Field

Light and medium oil	174,500 bbls
Natural gas	92.0 MMcf

6.9 Production History

The Company’s historical production and netback data for the period ended 31 December, 2006 is presented below:

	Light and Medium Oil
	Q1	Q2	Q3	Q4	Total Year
New Zealand
Company share of daily production (bbl/day)	3.35	1.05	45.49	107.26	39.59
Average ($/bbl)
Price received	$63.24	$69.38	$70.07	$58.97	$62.35
Royalties	$(2.86)	$(3.14)	$(3.17)	$(2.67)	$(2.82)
Production costs	$(59.65)	$(53.77)	$(34.18)	$(33.03)	$(34.05)

Netback	$0.72	$12.47	$32.72	$23.27	$25.47

Company share of 2006 production - bbls					14,450
Important fields (greater than 20% of total):
Cheal field					14,053